UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 1, 2017

KEARNY FINANCIAL CORP.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-37399	30-0870244
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

120 Passaic Avenue, Fairfield, New Jersey	07004
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (973) 244-4500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On November 1, 2017, Kearny Financial Corp. (“Kearny”) and Clifton Bancorp Inc. (“Clifton”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Clifton will merge with and into Kearny (the “Merger”). Immediately following the Merger, Clifton Savings Bank will merge with and into Kearny Bank.

Under the terms of the Merger Agreement, each outstanding share of Clifton common stock will be converted into the right to receive 1.191 shares of Kearny common stock.

Kearny and Kearny Bank will increase the size of their respective Board of Directors by three members to appoint Paul M. Aguggia and two additional members of Clifton’s Board of Directors to the Boards of Directors of Kearny and Kearny Bank, effective as of the completion of the proposed Merger.

The Merger Agreement includes customary representations and warranties made by Kearny and Clifton, each with respect to its and its subsidiaries’ businesses. Each party has also agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Merger has been unanimously approved by the Boards of Directors of each of Kearny and Clifton and is expected to close late in the first calendar quarter of 2018 or early in the second calendar quarter of 2018.

The Merger is also subject to approval by each company’s stockholders as well as regulatory approvals and other customary closing conditions. The Merger Agreement provides certain termination rights for both Kearny and Clifton and further provides that a termination fee of $15.0 million will be payable by Clifton to Kearny upon termination of the Merger Agreement under certain circumstances.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference in its entirety. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with other factual information regarding Kearny or Clifton, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Kearny, Clifton, their respective affiliates or their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Kearny and Clifton and a prospectus of Kearny, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of Kearny and Clifton make with the Securities and Exchange Commission (“SEC”).

In connection with entering into the Merger Agreement, each of the directors of Kearny and each of the directors of Clifton has entered into a voting agreement (collectively, the “Voting Agreements”). The Voting Agreements generally require that the stockholder party thereto vote all of his or her shares of Kearny common stock or Clifton common stock, as applicable, in favor of the Merger Agreement and the transactions contemplated therein. The Voting Agreements will remain in effect until the earlier of (a) the final adjournment of the stockholder meeting, held by Kearny or Clifton, as applicable, to vote on the approval and adoption of the Merger Agreement and the transactions contemplated therein or (b) the termination of the Merger Agreement.

The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the complete text of the Voting Agreements. A form of the Kearny Voting Agreement and a form of the Clifton Voting Agreement are included as Exhibit A and Exhibit B, respectively, to the Merger Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference in its entirety.

Item 7.01	Regulation FD Disclosure

On November 2, 2017, Kearny released a presentation to investors containing additional information regarding the Merger. The presentation is included in this Report as Exhibit 99.1 and is furnished herewith, and shall not be deemed “filed” for any purpose nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 8.01	Other Events

On November 1, 2017, Kearny and Clifton issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.2.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Kearny and Clifton, including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Kearny and Clifton’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Kearny and Clifton may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger or otherwise; the stockholders of Clifton or Kearny may fail to approve the merger; the interest rate environment may further compress margins and adversely affect new interest income; the risks associated with continued diversification of assets and adverse changes to credit quality; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Kearny’s and Clifton’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Kearny or Clifton or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Kearny and Clifton do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information and Where to Find It

Investors and stockholders are urged to carefully review and consider each of Kearny’s and Clifton’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Kearny with the SEC may be obtained at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from Kearny at www.kearnybank.com under the tab “Company Info” under “Investor Relations” or by requesting them in writing to Kearny Financial Corp., 120 Passaic Avenue, Fairfield, New Jersey 07004, Attention: Sharon Jones, or from Clifton at www.csbk.bank under the tab “About Us” under “Investor Relations” or by requesting them in writing to Clifton Bancorp Inc., 1433 Van Houten Avenue, Clifton, New Jersey 07015, Attention: Michael Lesler.

In connection with the proposed merger, Kearny will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Kearny and Clifton and a prospectus of Kearny, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Copies of the registration statement and joint proxy statement/prospectus and the filings that will be incorporated by reference therein, as well as other filings containing information about Kearny and Clifton, when they become available, may be obtained at the SEC’s Internet site (www.sec.gov). Free copies of these documents may be obtained as described in the preceding paragraph.

Clifton and Kearny and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Kearny and Clifton in connection with the proposed merger. Information about the directors and executive officers of Kearny is set forth in the proxy statement for the Kearny 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on September 15, 2017. Information about the directors and executive officers of Clifton is set forth in the proxy statement for the Clifton 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on June 29, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other relevant documents regarding the proposed merger to be filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit 2.1	Agreement and Plan of Merger dated as of November 1, 2017 by and between Kearny Financial Corp. and Clifton Bancorp Inc.*

Exhibit 99.1	Investor Presentation dated November 2, 2017

Exhibit 99.2	Joint Press Release dated November 1, 2017

*	Except as otherwise noted in this Current Report on Form 8-K, schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

KEARNY FINANCIAL CORP.

DATE: November 2, 2017	By:	/s/ Craig L. Montanaro
Craig L. Montanaro
President and Chief Executive Officer